Exhibit 12.1

SI International, Inc. and Subsidiaries
Calculation of Ratios of Earnings to Fixed Charges
(Amounts in thousands)

	Twelve Months Ended
	December 27, 2003	December 28, 2002	December 29, 2001	December 30, 2000	January 1, 1999
Earnings
Pre-tax income from continuing operations	$12,163	$3,922	$(72)	$(322)	$382
Add: Fixed charges computed below	2,307	4,888	4,810	5,168	586

Earnings	$14,470	$8,810	$4,738	$4,846	$968

Fixed Charges
Interest expense	$227	$2,129	$3,159	$3,792	$419
Amortization of deferred financing costs and debt discount	379	1,190	292	231	0
Rental interest factor	1,701	1,569	1,359	1,145	167

Total fixed charges	$2,307	$4,888	$4,810	$5,168	$586

Ratio of earnings to fixed charges	6.27	1.80	0.99	0.94	1.65